Exhibit 99.4

Avricore Health Extends Closing of Placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

VANCOUVER, British Columbia, July 19, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") announces that, further to its news releases dated June 5, 2019 and July 11, 2019, the TSX Venture Exchange has granted the Company a 30 day extension from the date hereof to close its non-brokered private placement offering of up to 30,000,000 units of the Company (each, a "Unit") at a price of $0.05 per Unit for gross proceeds of up to $1,500,000.

Proceeds will support the Company’s growth as it continues to expand its network of HealthTab™operating blood-chemistry analyzers, located primarily in community pharmacies, known as the Rapid Access Safety Test Response (RASTR) Network.

RASTR is the first on-going, harmonized program to conduct Real-World Evaluations (RWE) on treated populations.

For further information, please contact: Bob Rai, Director and CEO 604-247-2639

info@avricorehealth.com www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.